SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005 and its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006.

Press Release

OTI Reports FY 2006 Third Quarter and Nine Months Financial Results

Fort Lee, NJ – November 20, 2006 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the third quarter and nine months ended September 30, 2006.

—	Revenues: $8.0 million for the three months ended September 30, 2006, a decrease of 34% compared to $12.1 million in the same period last year. Revenues for the first nine months of 2006 were $27.4 million, an increase of 4% compared to $26.4 million in the same period last year.
—	Gross Margin: 43% compared to 35% in the third quarter of 2005. Gross margin for the first nine months of 2006 was 45% compared to 35% in the same period last year.
—	GAAP Net Loss: $(2.4) million, an increase of 14% compared to $(2.1) million in the third quarter last year. GAAP net loss for the first nine months of 2006 was $(6.3) million, a decrease of 7% compared to $(6.8) million in the same period last year.
—	Non-GAAP Net Loss: $(1.7) million, a decrease of 19% compared to $(2.1) million in the third quarter last year. Non-GAAP net loss for the first nine months of 2006 was $(4.0) million, a 38% decrease compared to $(6.5) million in the same period last year.
—	GAAP Loss per Share: $(0.16), compared to $(0.23) in the third quarter of 2005. GAAP loss per share for the first nine months of 2006 was $(0.47) compared to $(0.76) in the same period last year.
—	Non-GAAP Loss per Share: $(0.11) for the third quarter, compared to $(0.22) for the same period last year. Non-GAAP net loss for the first nine months of 2006, was $(0.29), compared to $(0.73) in the same period last year.

Non-GAAP results for the third quarter and nine months of 2006 excludes the impact of SFAS 123(R) and amortization of intangible assets. Non-GAAP results for the third quarter and nine months of 2005 excludes amortization of intangible assets. Please see the attached tables for a full reconciliation of GAAP to Non-GAAP results.

“We are making good progress in our overall business,” said Oded Bashan, President and CEO of OTI. “While we continued to see the effects of the protracted evaluation and validation period in the U.S. contactless payment cards market in Q3, we see no change in the positive long term outlook for this market and continue to expect acceleration of orders during 2007. All other segments of our business are tracking well and we have a strong pipeline of projects in each of our vertical markets.”

Recent Developments
—	OTI to Acquire most of SuperCom's Assets
—	OTI and VeriFone demonstrated contactless reader solution at Cartes show in Paris
—	OTI to provide USA Technologies next generation contactless payment readers with initial orders for 10,000 readers
—	'Yellow' Convenience Stores to distribute and add loading infrastructure for EasyPark
—	Chevron selected OTI's EasyFuel as its petroleum payment and automated fuel management Solution
—	OTI delivers Garanti Bank of Turkey contactless card solutions

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for Monday, November 20, 2006, which will be hosted by Oded Bashan, President and CEO, Guy Shafran, CFO, and Ohad Bashan, Chief Marketing Officer and President OTI America, for 9:00 AM EST to discuss operating results and future outlook. To participate, call: 1- 800-418-6860 (U.S. toll free) 1-809-245-917 (Israel toll free) 0-800-180-8316 (Germany toll free) 1-973-935-8756 (standard international) ID Code: OTI Q3 Conference call. To attend the Web cast, use the following links: http://www.otiglobal.com/content.aspx?id=226

For those unable to participate, the teleconference will be available for replay until midnight November 26th, by calling U.S: 877-519-4471 or International; 973-341-3080 and entering the PIN number # 8126495 or on the web at: http://www.otiglobal.com/content.aspx?id=226

In the conference call some additional financial information was provided:
—	We estimate that the revenues from SuperCom operating existing and beginning of new projects in 2007 will be around $5-$6 million in revenues for OTI, adding starting Q1 2007 between $200 and $250 thousand to each quarter’s operating expenses and 20-25 SuperCom employees to our headcount.
—	We expect the second half to be about the same as first half in terms of revenues. If nothing surprises us, as of today, we are still expecting the fourth quarter to be breakeven or close to breakeven on a pro-forma (non-GAAP) basis.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R) and amortization of intangible assets. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation period in the U.S. contactless payment cards market , the failure of the purchase of assets of SuperCom to close to due a failure to satisfy closing conditions, market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (In thousands, except share and per share data)

	Nine months ended September 30		Three months ended September 30
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	$24,754	$24,184	$7,381	$11,583
Licensing and transaction fees	2,607	2,215	624	471

Total revenues	27,361	26,399	8,005	12,054

Cost of Revenues
Cost of sales	14,960	17,207	4,576	7,824

Total cost of revenues	14,960	17,207	4,576	7,824

Gross profit	12,401	9,192	3,429	4,230

Operating Expenses
Research and development	5,254	4,218	1,953	1,511
Less - participation by the Office of the
Chief Scientist	-	651	-	146

Research and development, net	5,254	3,567	1,953	1,365
Selling and marketing	5,120	4,809	1,831	1,457
General and administrative	9,177	6,902	3,101	2,642
Amortization of intangible assets	557	285	189	89
Expenses relating to raising of capital,
exchange of subsidiary's employees equity
interests in equity interest of the company
and new acquisitions in the Far East*	-	1,768	-	1,768
Gain from sale of subsidiaries	(122)	(510)	(122)	-

Total operating expenses	19,986	16,821	6,952	7,321

Operating loss	(7,585)	(7,629)	(3,523)	(3,091)
Financial income, net	1,278	562	542	666
Other income, net	20	53	6	49

Loss before taxes on income and
minority interests	(6,287)	(7,014)	(2,975)	(2,376)
Taxes on income	314	(177)	149	(133)
Minority interests	593	(79)	479	(79)
Equity in income (loss) of affiliate	(969)	5	(63)	5

Loss before extraordinary item	$(6,349)	$(7,265)	$(2,410)	$(2,583)
Extraordinary item	-	444	-	444

Net loss	$(6,349)	$(6,821)	$(2,410)	$(2,139)

Basic and diluted net loss per
ordinary share from:
Loss before extraordinary item	$(0.47)	$(0.81)	$(0.16)	$(0.27)

Extraordinary item	$-	$0.05	$-	$0.04

Net loss	$(0.47)	$(0.76)	$(0.16)	$(0.23)

Weighted average number of ordinary shares
used in computing basic and diluted net loss
per ordinary share	13,456,869	8,985,072	15,097,867	9,495,554

* Consist of:
Research and development	$-	$78	$-	$78
Selling and marketing	-	231	-	231
General and administrative	-	1,459	-	1,459

	$-	$1,768	$-	$1,768

ON TRACK INNOVATIONS LTD
CONDENSED NON-GAAP CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Nine months ended September 30		Three months ended September 30
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	$24,754	$24,184	$7,381	$11,583
Licensing and transaction fees	2,607	2,215	624	471

Total revenues	27,361	26,399	8,005	12,054

Cost of Revenues
Cost of sales	14,949	17,207	4,572	7,824

Total cost of revenues	14,949	17,207	4,572	7,824

Gross profit	12,412	9,192	3,433	4,230

Operating Expenses
Research and development	4,456	4,218	1,709	1,511
Less - participation by the Office of the
Chief Scientist	-	651	-	146

Research and development, net	4,456	3,567	1,709	1,365
Selling and marketing	5,022	4,809	1,804	1,457
General and administrative	8,260	6,902	2,821	2,642
Expenses relating to raising of capital,
exchange of subsidiary's employees equity
interests in equity interest of the company
and new acquisitions in the Far East*	-	1,768	-	1,768
Gain from sale of subsidiaries	(122)	(510)	(122)	-

Total operating expenses	17,616	16,536	6,212	7,232

Operating loss	(5,204)	(7,344)	(2,779)	(3,002)
Financial income, net	1,278	562	542	666
Other income, net	20	53	6	49

Loss before taxes on income and
minority interests	(3,906)	(6,729)	(2,231)	(2,287)
Taxes on income	314	(177)	149	(133)
Minority interests	593	(79)	479	(79)
Equity in income (loss) of affiliate	(969)	5	(63)	5

Loss before extraordinary item	$(3,968)	$(6,980)	$(1,666)	$(2,494)
Extraordinary item	-	444	-	444

Net loss	$(3,968)	$(6,536)	$(1,666)	$(2,050)

Basic and diluted net loss per
ordinary share from:
Loss before extraordinary item	$(0.29)	$(0.78)	$(0.11)	$(0.26)

Extraordinary item	$-	$0.05	$-	$0.04

Net loss	$(0.29)	$(0.73)	$(0.11)	$(0.22)

Weighted average number of ordinary
shares used in computing basic
and diluted net loss per ordinary share	13,456,869	8,985,072	15,097,867	9,495,554

* Consist of:
Research and development	$-	$78	$-	$78
Selling and marketing	-	231	-	231
General and administrative	-	1,459	-	1,459

	$-	$1,768	$-	$1,768

See next tables for full reconciliation of GAAP to Non-GAAP results.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Nine Months Ended September 30, 2006 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$24,754	-		$24,754
Licensing and transaction fees	2,607	-		2,607

Total revenues	27,361			27,361

Cost of Revenues
Cost of sales	14,960	(11	) (a)	14,949

Total cost of revenues	14,960	(11)		14,949

Gross profit	12,401	11		12,412

Operating Expenses
Research and development	5,254	(798	)(a)	4,456
Selling and marketing	5,120	(98	)(a)	5,022
General and administrative	9,177	(917	)(a)	8,260
Amortization of intangible assets	557	(557	)(b)	-
Gain from sale of subsidiaries	(122)	-		(122)
Total operating expenses	19,986	2,370		17,616

Operating loss	(7,585)	2,381		(5,204)
Financial income, net	1,278	-		1,278
Other income, net	20	-		20

Loss before taxes on income and minority interests	(6,287)	2,381		(3,906)
Taxes on income	314	-		314
Minority interests	593	-		593
Equity in loss of affiliate	(969)	-		(969)

Net loss	$(6,349)	$2,381		$(3,968)

Basic and diluted net loss
per ordinary share	$(0.47)	$0.18		$(0.29)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	13,456,869			13,456,869

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three Months Ended September 30, 2006 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$7,381	-		$7,381
Licensing and transaction fees	624	-		624

Total revenues	8,005			8,005

Cost of Revenues
Cost of sales	4,576	(4	)(a)	4,572

Total cost of revenues	4,576	(4)		4,572

Gross profit	3,429	4		3,433

Operating Expenses
Research and development	1,953	(244	)(a)	1,709
Selling and marketing	1,831	(27	)(a)	1,804
General and administrative	3,101	(280	)(a)	2,821
Amortization of intangible assets	189	(189	)(b)	-
Gain from sale of subsidiaries	(122)	-		(122)
Total operating expenses	6,952	740		6,212

Operating loss	(3,523)	744		(2,779)
Financial income, net	542	-		542
Other income, net	6	-		6

Loss before taxes on income and minority interests	(2,975)	744		(2,231)
Taxes on income	149	-		149
Minority interests	479	-		479
Equity in loss of affiliate	(63)	-		(63)
Net loss	$(2,410)	$744		$(1,666)

Basic and diluted net loss
per ordinary share	$(0.16)	$0.05		$(0.11)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	15,097,867			15,097,867

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Nine Months Ended September 30, 2005 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$24,184	-		$24,184
Licensing and transaction fees	2,215	-		2,215

Total revenues	26,399	-		26,399

Cost of Revenues
Cost of sales	17,207	-		17,207

Total cost of revenues	17,207	-		17,207

Gross profit	9,192	-		9,192

Operating Expenses
Research and development	4,218	-		4,218
Less - participation by the Office of the
Chief Scientist	651	-		651

Research and development, net	3,567	-		3,567
Selling and marketing	4,809	-		4,809
General and administrative	6,902	-		6,902
Amortization of intangible assets	285	(285	)(b)	-
Expenses relating to raising of capital,
exchange of subsidiary's employees equity
interests in equity interest of the company
and new acquisitions in the Far East*	1,768	-		1,768
Gain from sale of subsidiaries	(510)	-		(510)

Total operating expenses	16,821	285		16,536

Operating loss	(7,629)	285		(7,344)
Financial income, net	562	-		562
Other income, net	53	-		53

Loss before taxes on income and minority
interests	(7,014)	285		(6,729)
Taxes on income	(177)	-		(177)
Minority interests	(79)	-		(79)
Equity in income of affiliate	5	-		5
Loss before extraordinary item	(7,265)	-		(6,980)
Extraordinary item	444	-		444
Net loss	$(6,821)	$285		$(6,536)

Basic and diluted net loss per ordinary share
Loss before extraordinary item	$(0.81)	$0.03		$(0.78)

Extraordinary item	$0.05	-		$0.05

Net loss	$(0.76)	$0.03		$(0.73)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	8,985,072			8,985,072

*	Consist of:

Research and development	$78
Selling and marketing	231
General and administrative	1,459

$1,768

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three Months Ended September 30, 2005 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$11,583	-		$11,583
Licensing and transaction fees	471	-		471

Total revenues	12,054	-		12,054

Cost of Revenues
Cost of sales	7,824	-		7,824

Total cost of revenues	7,824	-		7,824

Gross profit	4,230	-		4,230

Operating Expenses
Research and development	1,511	-		1,511
Less - participation by the Office of the
Chief Scientist	146	-		146

Research and development, net	1,365	-		1,365
Selling and marketing	1,457	-		1,457
General and administrative	2,642	-		2,642
Amortization of intangible assets	89	(89	)(b)	-
Expenses relating to raising of capital,
exchange of subsidiary's employees equity
interests in equity interest of the company
and new acquisitions in the Far East*	1,768			1,768
Total operating expenses	7,321	89		7,232

Operating loss	(3,091)	89		(3,002)
Financial income, net	666	-		666
Other income, net	49			49
Loss before taxes on income and minority
interests	(2,376)	89		(2,287)
Taxes on income	(133)	-		(133)
Minority interests	(79)	-		(79)
Equity income of affiliate	5	-		5
Loss before extraordinary item	(2,583)	-		(2,494)
Extraordinary item	444	-		444
Net loss	$(2,139)	$89		$(2,050)

Basic and diluted net loss per ordinary share
Loss before extraordinary item	$(0.27)	$0.01		$(0.26)

Extraordinary item	$0.04	-		$0.04

Net loss	$(0.23)	$0.01		$(0.22)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	9,495,554			9,495,554

*	Consist of:

Research and development	$78
Selling and marketing	231
General and administrative	1,459

$1,768

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	September 30 2006	December 31 2005
	(Unaudited)	(Audited)

Assets

Current Assets
Cash and cash equivalents	$40,144	$29,657
Short-term investments	10,017	20,004
Trade receivables (net of allowance for doubtful accounts of $296 and $785 as of
September 30, 2006 and December 31, 2005, respectively)	7,740	8,350
Other receivables and prepaid expenses	4,055	3,156
Inventories	8,752	6,747

Total current assets	70,708	67,914

Severance Pay Deposits Fund	585	583
Long-Term Receivables	615	878
Investment in an affiliated company	1,733	2,607
Property, Plant and Equipment, Net	10,732	7,009
Intangible Assets, Net	3,948	1,921
Goodwill	5,766	4,146
Total Assets	$94,087	$85,058

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$1,703	$760
Trade payables	5,871	4,245
Other current liabilities	4,326	5,771

Total current liabilities	11,900	10,776

Long-Term Liabilities
Long-term loans, net of current maturities	1,333	1,535
Accrued severance pay	3,162	1,909
Deferred tax liabilities	1,070	293

Total long-term liabilities	5,565	3,737

Total liabilities	17,465	14,513

Minority interests	530	310

Shareholders' equity
Ordinary shares of NIS 0.1 par value: authorized - 50,000,000 shares as of
September 30, 2006 and 30,000,000 as of December 31, 2005; issued 15,556,008 and 11,932,074 shares as of September 30, 2006 and December 31, 2005, respectively; outstanding 15,164,893 and 11,932,074 shares as of
September 30, 2006 and December 31, 2005, respectively	358	274
Additional paid-in capital	140,024	128,761
Deferred compensation	-	(833)
Accumulated other comprehensive income	258	232
Accumulated deficit	(64,548)	(58,199)

Total shareholders' equity	76,092	70,235

Total Liabilities and Shareholders' Equity	$94,087	$85,058

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Nine months ended September 30
	2006	2005
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(6,349)	$(6,821)
Adjustments required to reconcile net loss to net cash used
by operating activities:
Stock-based compensation related to options and shares issued to employees and others	2,922	7,137
Gain from sale of subsidiaries	(122)	(510)
Equity in loss (income) of affiliate	969	(5)
Extraordinary gain in business combination	-	(444)
Amortization of intangible assets	557	424
Depreciation	1,218	595
Minority share in income (loss) of subsidiaries	(593)	79
Accrued severance pay, net	1,251	519
Increase (decrease) in deferred tax liabilities	(52)	4
Decrease (increase) in trade receivables	366	(1,761)
Decrease (increase) in other receivables and prepaid expenses	389	(46)
Decrease in inventories	(1,946)	(1,402)
Increase in trade payables	1,528	417
Increase (decrease) in other current liabilities	(1,043)	800
Other, net	(374)	(37)

Net cash used in operating activities	(1,279)	(1,051)

Cash flows from investing activities
Acquisition of consolidated subsidiaries, net of cash acquired	(23)	80
Proceeds from maturity of available -for sale securities	19,079	6,603
Purchase of available-for sale securities	(8,863)	(16,642)
Purchase of property and equipment	(3,502)	(1,384)
Receipts on account of loans and receivables	261	876
Other, net	(102)	22

Net cash provided by (used in) investing activities	6,850	(10,445)

Cash flows from financing activities
Increase in short-term bank credit, net	1,024	66
Exercise of options and warrants	3,246	4,387
Repayment of long-term bank loans	(430)	(600)
Proceeds from minority in subsidiary	1,036	-

Net cash provided by financing activities	4,876	3,853

Effect of exchange rate changes on cash	40	(99)

Increase (decrease) in cash and cash equivalents	10,487	(7,742)
Cash and cash equivalents at the beginning of the period	29,657	23,917

Cash and cash equivalents at the end of the period	$40,144	$16,175

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 22, 2006